UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                                 JMC GROUP INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   466218 10 4
                                 (CUSIP Number)

                              Mr. Robert S. London
                        c/o Cruttenden Roth Incorporated
                               809 Presidio Avenue
                         Santa Barbara, California 93101
                                 (805) 966-5205
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 15, 1997
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Exhibit Index: Page 4
                         (Continued on following pages)
                               (Page 1 of 5 Pages)

                                  SCHEDULE 13D

CUSIP No. 466218 10 4                                          Page 2 of 5 Pages

- --------- --------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

                  Robert S. London
- --------- --------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [   ]
                                                                       (b) [ X ]

- --------- --------------------------------------------------------------------
   3     SEC USE ONLY


- --------- --------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  PF
- --------- --------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                                     [   ]

- --------- --------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States
- --------- --------------------------------------------------------------------
                                    7       SOLE VOTING POWER

        NUMBER OF                           423,500
                                    ---- ---------------------------------------
         SHARES                     8       SHARED VOTING POWER

       BENEFICIALLY                         -0-
                                    ---- ---------------------------------------
      OWNED BY EACH                 9       SOLE DISPOSITIVE POWER

        REPORTING                           423,500
                                    ---- ---------------------------------------
       PERSON WITH                  10      SHARED DISPOSITIVE POWER

                                            -0-
- ------- ----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                     423,500
- ------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES
                                                                           [   ]

- ------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  7.00%
- ------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

                  IN
- ------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No.  466218 10 4                                         Page 3 of 5 Pages

Item 1.  Security and Issuer

         This Schedule 13D relates to the Common Stock, $.01 par value, of JMC Group, Inc. (the "Issuer"), whose principal executive offices are located at 9710 Scranton Road, Suite 100, San Diego, California 92121.

Item 2.  Identity and Background

          This Schedule 13D is filed on behalf of Robert S. London, an individual (the "Reporting Person"). The business address of the Reporting Person is c/o Cruttenden Roth, Incorporated, 809 Presidio Avenue, Santa Barbara, California 93101. The Reporting Person is an investment banker with Cruttenden Roth, Incorporated which is an investment bank whose address is 809 Presidio Avenue, Santa Barbara, California 93101. All purchases of the Issuer's securities as reported in this schedule have been made by the Reporting Person in his individual capacity and not as a representative of Cruttenden Roth, Incorporated.

         The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as the result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

         The Reporting Person is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         The Reporting Person owns directly 423,500 shares of Common Stock of the Issuer which he acquired in open market cash purchases. Such purchases were made at the following times and for the following consideration.
The source of funds for such acquisitions were personal funds.

        Date                      No. of Shares              Price per Share ($)
        1/11/96                    63,000                    1.0625
        2/9/96                     20,000*                   1.875
        12/20/96                    1,500                    0.96875
        2/3/97                     85,000                    1.06
        2/4/97                      5,000                    1.0625
        3/13/97                    30,000                    1.03125
        3/14/97                     1,500                    1.03125
        3/20/97                   100,000                    1.002
        4/3/97                     15,000                    1.00
        7/15/97                    30,000                    0.625
        8/25/97                    32,500                    0.75
        9/8/97                     25,000                    0.75
        10/13/97                    7,000                    0.75
        10/14/97                   11,500                    0.78125
        10/15/97                   17,500                    0.75

----------

* Subsequently sold.

                                  SCHEDULE 13D

CUSIP No.  466218 10 4                                         Page 4 of 5 Pages

Item 4.            Purpose of Transaction

         The Reporting Person acquired the shares for investment purposes. The Reporting Person may determine to make additional purchases of shares and/or other securities of the issuer and may determine to sell all or a portion of the Reporting Person's shares and/or other securities. Such determination would depend upon prevailing market conditions and other factors. Any such purchases or sales would be effected in open-market or privately-negotiated transactions.

         The Reporting Person has no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of this schedule, although the Reporting Person reserves the right to determine in the future to take any action which relates to or would result in any of such events, actions or conditions.

Item 5.  Interest in Securities of the Issuer

         The Reporting Person beneficially owns 423,500 shares of Common Stock of the Issuer, representing 7.00% of the outstanding shares of such class.

         The Reporting Person has sole voting power and sole dispositive power with respect to all 423,500 shares owned by the Reporting Person.

         During the past 60 days the Reporting Person has acquired the following shares of Common Stock of the Issuer in open market purchases:


        Date                      No. of Shares              Price per Share ($)
        8/25/97                   32,500                     0.75
        9/8/97                    25,000                     0.75
        10/13/97                   7,000                     0.75
        10/14/97                  11,500                     0.78125
        10/15/97                  17,500                     0.75


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         There exist no contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option agreements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

                  Not applicable.

                                  SCHEDULE 13D

CUSIP No.  466218 10 4                                         Page 5 of 5 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              November 25, 1997
                                                   (Date)

                                                  /s/ Robert S. London
                                              ----------------------------------
                                                      Robert S. London